Exhibit 99.1

Tufin Announces Third Quarter 2020 Results
Third quarter revenue of $25.6 million remained relatively flat year-over-year
GAAP operating loss of $5.0 million and non-GAAP operating loss of $1.0 million represent year-over-year improvement

Boston, MA and Tel Aviv, Israel – November 12, 2020 - Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the third quarter ended September 30, 2020.

“Our business improved meaningfully in the third quarter, relative to first half year results that were significantly impacted by the COVID-19 pandemic,” said Ruvi Kitov, CEO and co-founder of Tufin. “We are seeing positive signs in the marketplace as demand for our core products is growing, driven by the accelerating trends of automation and Zero-Trust.  At the same time, SecureCloud, which we launched in the first quarter this year, is gaining traction as large enterprises move into the cloud. Due to actions taken earlier in the year, our costs are lower, and our balance sheet is strong.  While uncertainty remains higher than normal, we believe that Tufin is well positioned to achieve our long-term growth objectives, addressing a large and expanding market.”

Financial Highlights for the Third Quarter Ended September 30, 2020

Revenue:
•	Total revenue was $25.6 million, relatively flat compared with the third quarter of 2019.
•	Product revenue was $10.0 million, down 13.1% compared with the third quarter of 2019.
•	Maintenance and professional services revenue was $15.6 million, up 10.8% compared with the third quarter of 2019.

Gross Profit:
•	GAAP gross profit was $21.0 million, or 82% of total revenue, compared to $20.7 million in the third quarter of 2019, or 81% of total revenue.
•	Non-GAAP gross profit was $21.6 million, or 84% of total revenue, compared to $21.0 million in the third quarter of 2019, or 82% of total revenue.

Operating Loss:
•	GAAP operating loss was $5.0 million, compared to $7.7 million in the third quarter of 2019.
•	Non-GAAP operating loss was $1.0 million, compared to $5.1 million in the third quarter of 2019.

Net Loss:
•	GAAP net loss was $5.1 million, or a loss of $0.14 per share, compared to a GAAP net loss of $8.3 million, or a loss of $0.24 per share, in the third quarter of 2019.
•	Non-GAAP net loss was $1.2 million, or a loss of $0.03 per share, compared to a loss of $5.7 million, or a loss of $0.17 per share, in the third quarter of 2019.

Balance Sheet and Cash Flow:
•
Cash flow used for operating activities during the nine months ended September 30, 2020 was $15.7 million, compared to cash flow used for operating activities of $3.0 million during the nine months ended September 30, 2019.

•	Total cash, cash equivalents, restricted cash and marketable securities as of September 30, 2020 were $103.6 million, compared to $121.7 million as of December 31, 2019.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three and nine months ended September 30, 2020 and 2019. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights
•
Announced the release of the Tufin IPAM Security Policy (ISP) App, the latest addition to the Tufin Marketplace. The ISP App provides out-of-the-box integration with leading IPAM solutions and ensures that network changes made through IPAM are visible to network security teams and are consistent with established network security policies.

•	Held Tufinnovate annual user event in September 2020, attracting a record number of customers and prospects.

2020 Outlook

Based on information available as of November 12, 2020, Tufin is issuing guidance as indicated below:

For the fourth quarter 2020:
•	Total revenue between $24 million and $29 million.
•	Non-GAAP operating loss between $5.9 million and $1.6 million.

For the full year 2020:
•	Total revenue between $93.9 million and $98.9 million.
•	Non-GAAP operating loss between $24.7 million and $20.4 million.

Guidance does not contemplate a further deterioration in global economic conditions related to the COVID-19 pandemic.  Should macro-economic conditions deteriorate significantly during the remainder of the quarter, either due to government-imposed lockdowns or otherwise, our results could be impacted.

Conference Call Information

To participate in Tufin’s third quarter earnings conference call, please dial (866) 211-3126 (United States) or (647) 689-6579 (international) and enter Conference ID# 5285381. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com. Following the conference call, a replay will be available at (800) 585-8367 (United States) or (416) 621-4642 (international). The replay passcode is 5285381. An archived webcast of this conference call will be available on the investor relations section of the company website.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

We believe that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense and certain non-recurring costs, as well as, the tax effect of these non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•
We define non-GAAP operating profit (loss) as operating profit (loss) excluding share-based compensation expense, shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries.

•
We define non-GAAP net income (loss) as net income (loss) excluding share-based compensation expense, shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries and the tax effect of these non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries allows for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating profit (loss) and non-GAAP net income (loss) differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating profit (loss) and net income (loss), and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense and certain non-recurring costs. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense and certain non-recurring costs, as applicable, that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the impact of COVID-19 on the budgets of our clients and on economic conditions generally; changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2020. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	September 30,
	2019	2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	118,661	74,380
Restricted bank deposits	224	234
Marketable Securities - short term	-	10,045
Accounts receivable (net of allowance for doubtful accounts of $77 and $51 at December 31, 2019 and September 30, 2020, respectively)	16,222	11,642
Prepaid expenses and other current assets	4,773	7,550
Total current assets	139,880	103,851
NON CURRENT ASSETS:
Long-term restricted bank deposits	2,844	2,853
Marketable Securities - long term	-	16,133
Property and equipment, net	4,177	4,803
Deferred costs	5,640	5,516
Deferred tax assets	1,659	1,502
Operating lease assets	20,958	19,363
Other non-current assets	1,574	1,476
Total non-current assets	36,852	51,646
Total assets	176,732	155,497

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	September 30,
	2019	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	4,394	4,513
Employee and payroll accrued expenses	15,422	14,373
Other accounts payables	1,568	661
Operating lease liabilities – current	2,533	2,996
Deferred revenues	22,725	24,733
Total current liabilities	46,642	47,276
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,838	12,088
Non-current operating lease liabilities	22,000	19,722
Other non-current liabilities	930	1,038
Total non-current liabilities	35,768	32,848
Total liabilities	82,410	80,124

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2019 and September 30, 2020, respectively; 35,230,253 and 35,796,817 shares issued and outstanding at December 31, 2019 and September 30, 2020, respectively;	145	147
Additional paid-in capital	162,609	174,652
Accumulated other comprehensive income	-	10
Accumulated deficit	(68,432)	(99,436)
TOTAL SHAREHOLDERS’ EQUITY	94,322	75,373
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	176,732	155,497

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2020	2019	2020
Revenues:
Product	11,510	10,000	33,030	23,705
Maintenance and professional services	14,090	15,606	40,125	46,177
Total revenues	25,600	25,606	73,155	69,882
Cost of revenues:
Product	608	523	2,138	1,736
Maintenance and professional services	4,317	4,044	11,728	13,157
Total cost of revenues	4,925	4,567	13,866	14,893
Gross profit	20,675	21,039	59,289	54,989
Operating expenses:
Research and development	8,331	8,071	22,298	26,282
Sales and marketing	16,161	12,988	46,913	44,453
General and administrative	3,844	4,994	9,721	14,718
Total operating expenses	28,336	26,053	78,932	85,453
Operating loss	(7,661)	(5,014)	(19,643)	(30,464)
Financial income (expense), net	(342)	240	(579)	676
Loss before taxes on income	(8,003)	(4,774)	(20,222)	(29,788)
Taxes on income	(279)	(373)	(722)	(1,216)
Net loss	(8,282)	(5,147)	(20,944)	(31,004)
Basic and diluted net loss per ordinary share	(0.24)	(0.14)	(0.85)	(0.87)
Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	34,145	35,758	24,721	35,621

Share-based Compensation Expense:
	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2020	2019	2020
Cost of revenues	341	574	887	1,536
Research and development	505	1,244	1,120	3,427
Sales and marketing	1,083	1,118	3,083	3,327
General and administrative	671	1,056	1,245	2,894
Total share-based compensation expense	2,600	3,992	6,335	11,184

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended
	September 30,
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(20,944)	(31,004)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	881	1,068
Bad debt expense	31	51
Share-based compensation	6,335	11,184
Amortization of premium on marketable securities	-	35
Exchange rate differences on cash, cash equivalents and restricted cash	(314)	276

Change in operating assets and liabilities items:
Accounts receivable	2,856	4,529
Prepaid expenses and other current assets	(23)	(3,126)
Deferred costs	(7)	232
Deferred taxes and other non-current assets	(2,059)	255
Trade payables	1,134	119
Employee and payroll accrued expenses	2,247	184
Other accounts payable and non-current liabilities	(1,872)	(533)
Operating lease	2,587	(220)
Deferred revenues	6,140	1,258
Net cash used in operating activities	(3,008)	(15,692)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(2,168)	(1,960)
Investment in marketable securities	-	(26,182)
Other investing activities	(172)	-
Net cash used in investing activities	(2,340)	(28,142)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of underwriters' discounts	115,292	-
Payments of offering costs related to initial public offering	(2,645)	-
Proceeds from exercise of share options	840	1,081
Changes in withholding tax related to employee stock plans	-	(1,233)
Payment of long-term loan	(222)	-
Net cash provided by (used in) financing activities	113,265	(152)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	337	(276)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	108,254	(44,262)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	17,598	121,729
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	125,852	77,467

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	202	-
Unpaid offering costs	58	-

TUFIN SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2020	2019	2020
Gross profit	20,675	21,039	59,289	54,989
Plus:
Share-based compensation	341	574	887	1,536
Non-GAAP gross profit	21,016	21,613	60,176	56,525

Reconciliation of Operating Loss to Non-GAAP Operating Loss:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2020	2019	2020
Operating loss	(7,661)	(5,014)	(19,643)	(30,464)
Plus:
Share-based compensation	2,600	3,992	6,335	11,184
Shelf registration costs				126
One-time reorganization charges				322
Non-GAAP operating loss	(5,061)	(1,022)	(13,308)	(18,832)

Reconciliation of Net Loss to Non-GAAP Net Loss:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2019	2020	2019	2020
Net loss	(8,282)	(5,147)	(20,944)	(31,004)
Plus:
Share-based compensation	2,600	3,992	6,335	11,184
Shelf registration costs	-	-	-	126
One-time reorganization charges	-	-	-	322
Taxes on income related to non-GAAP adjustments	-	(18)	-	(285)
Non-GAAP net loss	(5,682)	(1,173)	(14,609)	(19,657)

Non-GAAP net income per share - basic and diluted	(0.17)	(0.03)	(0.59)	(0.55)

Weighted average number of shares	34,145	35,758	24,721	35,621